QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

        [Draxis Health Inc. Logo]

For Immediate Release
April 3, 2003

DRAXIS Launches New Radiotherapeutic Product
into the U.S.

        MISSISSAUGA, ONTARIO, April 3, 2003—DRAXIMAGE Inc., the radiopharmaceutical division of DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX), has initiated U.S. shipments of its recently approved radiotherapeutic product, a kit for the preparation of Sodium Iodide I-131 Capsules and Oral Solution. The new product is indicated for the treatment of both thyroid cancer and hyperthyroidism. The first kits have been supplied to the Nuclear Pharmacy Services group of Cardinal Health.

        DRAXIMAGE and Cardinal Health have signed a five year non-exclusive distribution agreement for the product for the United States and its possessions. Cardinal's Nuclear Pharmacy Services distributes a wide range of time-critical radiopharmaceuticals to approximately 8,000 customers through an integrated network of more than 170 nuclear pharmacies in the United States. Licensed pharmacists on site are responsible for formulating the final capsules that contain prescribed amounts of radioactivity and delivering the capsules to physicians for administration to patients.

        The U.S. market for therapeutic radioactive iodine products is estimated to range between US$14 and $18 million.

        "This new formulation of Sodium Iodide I-131 allows licensed nuclear pharmacists to prepare and dispense a fully FDA approved I-131 gelatin capsule or oral solution to Nuclear Medicine departments for the treatment of thyroid cancer or hyperthyroidism," said Dr. Richard Flanagan, President of DRAXIMAGE. "The flexibility and unique high concentration offered with this kit ensures that each individual patient will be administered a single capsule with the exact prescribed dose of radioactive iodine I-131 needed to treat their specific condition."

        Nearly 20,000 cases of thyroid cancer are diagnosed every year in the United States, according to the National Cancer institute, approximately 75% in women. Cancers of the thyroid are often treated with a combination of surgery to remove the cancer nodule followed by chemotherapy with radioactive Iodine. Thyroid cells absorb all forms of iodine out of the bloodstream and concentrate it inside thyroid tissue. This provides a very effective "chemotherapy" strategy when radioactive iodine I-131 is administered following surgery. Any residual thyroid cancer cells left after surgery are killed when they absorb I-131. Since other cells in the body cannot absorb the radioactive iodine, they are unharmed and the body generally suffers few if any side effects.

        Hyperthyroidism, which affects 1-2% of adult females in the U.S., is caused by the effects of excess thyroid hormone on the body's tissues. Thyroid hormones regulate much of the body's metabolism and can affect how many calories the body burns, how warm we feel and even how much we weigh. Excessive thyroid hormone production can have a direct negative effect on many organs, including the heart, which beats faster and harder under the influence of excess thyroid hormones. Sodium Iodide I-131 is a well-established medical treatment to significantly reduce an over-active thyroid.

About DRAXIMAGE Inc.

        DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed™, a next-generation brachytherapy implant. DRAXIMAGE has several products in late-stage development, including three technetium-99m-based diagnostic imaging products: Fibrimage® for imaging deep vein thrombosis, currently in Phase III, Amiscan™ for the early diagnosis of acute myocardial infarct, currently in Phase II, and INFECTON™ for imaging infection, currently in Phase I.

About DRAXIS Health Inc.

        DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: Jerry Ormiston DRAXIS Health Inc. Phone: 877-441-1984 Fax: 905-677-5494	For United States: Gino De Jesus / Dian Griesel, Ph.D. The Investor Relations Group Phone: 212-825-3210 Fax: 212-825-3229

QuickLinks

  Exhibit 99.1